SCHEDULE A
Updated December 6, 2016

 INVESTMENT ADVISER'S COMPENSATION SCHEDULE
For the services delineated in the INVESTMENT ADVISORY AGREEMENT and rendered to THE HLLMAN FUND, the Adviser shall be compensated monthly, as of the last day of each month, within five (5) business days of the month end, a fee based upon the daily average net assets of the Fund according to the following schedule:

Net Assets	Annual Fee
On all assets	1.00%